# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock, $.01 Par Value
Address of issuer's principal executive offices: P.O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001936183
Persons authorized to receive notices and communications: Calvin M. Jackson, 201 Main Street, Suite 2500, Fort Worth, Texas (TX), 76102, 817-332-2500

## Reporting persons
- Finley Alfred Lee (CIK 0001936183): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 8,849; shared voting power 56,250; sole dispositive power 8,849; shared dispositive power 56,250; aggregate amount beneficially owned 65,099 (5.9% of the class)
  Comment: 7,810 shares are held by ALF Operating Partners, Ltd. Alfred Lee Finley, in his capacity as the sole member and President of ALF Acquisitions Company, LLC, which is the general partner of ALF Operating Partners, Ltd., exercises sole voting and dispositive power over such shares. 1,039 shares are held by Alfred Lee Finley individually.
  
  56,250 shares are held by Alfred Lee Finley and his spouse, Susan Finley, as joint tenants.
- Finley Susan (CIK 0001936147): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,560; shared voting power 56,250; sole dispositive power 1,560; shared dispositive power 56,250; aggregate amount beneficially owned 57,810 (5.2% of the class)
  Comment: 1,560 shares are held by Susan Finley individually.
  
  56,250 shares are held by Susan Finley and her spouse, Alfred Lee Finley, as joint tenants.
- ALF Operating Partners, Ltd. (CIK 0001936172): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,810; shared voting power 0; sole dispositive power 7,810; shared dispositive power 0; aggregate amount beneficially owned 7,810 (0.7% of the class)
  Comment: Power is exercised by Alfred Lee Finley in his capacity as sole member and President of ALF Acquisitions Company, LLC, the general partner of ALF Operating Partners, Ltd.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.01 Par Value
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P.O. Box 8436, Richmond, Virginia (VA), 23226
Comment: Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated January 29, 2025, as amended by Amendment No. 1 dated March 17, 2025 (the "Schedule 13D"), relating to the Common Stock of the Issuer. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Lee Finley

In his capacity as the sole member and President of ALF Acquisitions, general partner of ALF Operating, pursuant to his ownership of shares held by himself and his spouse, Susan Finley, as joint tenants, and pursuant to his individual ownership of shares, Lee Finley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 65,099 shares of the Common Stock, which constitutes approximately 5.9% of the outstanding shares of the Common Stock.

Susan Finley

Pursuant to her individual ownership of shares and her ownership of shares held by herself and her spouse, Lee Finley, as joint tenants, Susan Finley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 57,810 shares of the Common Stock, which constitutes approximately 5.2% of the outstanding shares of the Common Stock.

ALF Operating

The aggregate number of shares of the Common Stock that ALF Operating owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,810, which constitutes approximately 0.7% of the outstanding shares of the Common Stock.

ALF Acquisitions

Because of its position as the general partner of ALF Operating, ALF Acquisitions may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,810 shares of the Common Stock, which constitutes approximately 0.7% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Lee Finley

Pursuant to his individual ownership of shares and in his capacity as the sole member and President of ALF Acquisitions, the general partner of ALF Operating, Lee Finley has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,849 shares of the Common Stock. In addition, pursuant to his ownership of shares held as joint tenants by himself and his spouse, Susan Finley, Lee Finley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 56,250 shares of the Common Stock.

Susan Finley

Pursuant to her individual ownership of shares, Susan Finley has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,560 shares of the Common Stock. In addition, pursuant to her ownership of shares held as joint tenants by herself and her spouse, Lee Finley, Susan Finley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 56,250 shares of the Common Stock.

ALF Operating

Acting through its general partner, ALF Acquisitions, the sole member and President of which is Lee Finley, ALF Operating has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,810 shares of the Common Stock.

ALF Acquisitions

In its capacity as the general partner of ALF Operating, ALF Acquisitions, acting through its sole member and President, Lee Finley, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 7,810 shares of the Common Stock owned by ALF Operating.
Transactions in the class effected during the past sixty days:
During the last 60 days, Lee Finley and Susan Finley sold shares of Common Stock owned by them as joint tenants in private transactions as follows:

Date Number of Shares Sold Price Per Share
December 10, 2025 40,000 $15.00
December 10, 2025 60,000 $15.00

Except as set forth in this paragraph (c), to the best knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the shares of the Common Stock during the past 60 days.

## Signatures
- Finley Alfred Lee: Alfred Lee Finley, Individual (12/12/2025)
- Finley Susan: Susan Finley, Individual (12/12/2025)
- ALF Operating Partners, Ltd.: Alfred Lee Finley, Alfred Lee Finley, President of ALF Acquisitions Company, LLC, General Partner (12/12/2025)